                                                                    EXHIBIT 99.1

                                                                 Fair Disclosure
                                                           [English Translation]
                                                                 August 11, 2004


[PRESS RELEASE]

1. CONTENTS OF INFORMATION

TABLE 1 - 2Q 2004 FINANCIAL HIGHLIGHTS


                                                                              (Unit: KRW billion)
-------------------------------------------------------------------------------------------------
                    2Q 2004    1Q 2004    CHANGE (q-q)       1H 2004    1H 2003   CHANGE (y-y)
-------------------------------------------------------------------------------------------------

SALES                363.1      349.3          4.0%           712.4      673.5         5.8%
-------------------------------------------------------------------------------------------------
OPERATING PROFIT      40.7       25.2         61.2%            65.9       11.7       465.0%
-------------------------------------------------------------------------------------------------
NET PROFIT            15.2       (5.4)    Turned Positive       9.8      (67.4)   Turned Positive
-------------------------------------------------------------------------------------------------
EBITDA               148.2      140.0          5.9%           288.2      216.5        33.1%
-------------------- ----------------------------------------------------------------------------
EBITDA MARGIN         40.8%      40.1%         0.7%P           40.5%      32.1%        8.4%P
-------------------------------------------------------------------------------------------------

A CURTAIN RAISED ON HANARO'S PROFIT GENERATION

     - Second quarter revenues at KRW 363.1 billion, net profit at KRW 15.2 billion
     -  2Q Operating profit, up 61% from 1Q
     - Half-yearly net profit for the first time since the beginning of its operation in April 1999

Hanaro Telecom, Inc (Representative Director/CEO - Dr. Chang Bun Yoon, www.hanaro.com) recorded KRW 9.8 billion in net profit for the first half of this year, on the back of profit growth led by brisk sales and the enhancement in operational efficiencies in all of its businesses including telephony services. It is the first half-yearly net profit since the beginning of its operation in April 1999.

On August 11, Hanaro announced that revenues in the second quarter rose to KRW
363.1 billion, a 4% increase from KRW 349.3 billion in the first quarter of this year. Operating profit surged about 61% to KRW 40.7 billion from KRW 25.2 billion in the previous quarter.

Net profit for the second quarter was recorded at KRW 15.2 billion. This is the first quarterly net profit since the infusion of foreign capital, attesting to the Company's successful achievement of financial turnaround.

Accordingly, revenues and operating profit for the first half of this year were KRW 712.4 billion and KRW 65.9 billion, reflecting a 5.8% rise from KRW 673.5 billion and a whopping 465.0% from KRW 11.7 billion, year on year, respectively.

The Company generated KRW 9.8 billion in net profit for 1H04 (KRW 67.4 billion in net losses incurred in 1H03) and EBITDA of KRW 288.2 billion, 51.9% of the Company's annual guidance, raising the likelihood of achieving its first annual net profit since April 1999.

Such strong performance is attributed to a continued growth in the voice business that posted KRW 93.1 billion in revenues for the second quarter (up 12.1% from 1Q04) and the improvement of the overall operating efficiency, helped by reduced non-marketing expenses such as telecom equipment lease expenses and interconnection fees. (Please refer to Table 1: 2Q 2004 Financial Highlights)

Ms. Janice Lee, CFO, said "With 79.5% of Total Liabilities / Equity ratio and 47.5% of Net Debt / Equity ratio as of the end of June 2004, we are now on the track of long-term financial stability." She also added, "By pursuing the business model that maximizes profit through selection and focus, we will continue to carry the momentum forward to achieve continuous profit generation."

[CONFERENCE CALL - 2Q 2004 EARNINGS RELEASE]

     -  Date:   August 11, 2004 (16:00~18:00)

     -  Venue:  Conference Room, Head Office
                Tae-pyong-ro 2-43, Chung-gu
                Seoul, Korea 100-733


-   Participants:

- Domestic/overseas institutional investors, sell-side analysts, fund managers, etc.


-   Purpose:

- To announce the Company's second quarter results for the year 2004 via a conference call.


-   Remarks:

- This conference call will be conducted both in Korean and English simultaneously.


-   Others:

- The related materials will be posted on the Company's website (www.hanaro.com) prior to the 2004 second quarter earnings release.
- You can hear the recorded version of this conference call on the company website thereafter.


* This disclosure contains "forward-looking statements" that are based on the Company's current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are subject to various risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements, as a result of a number of factors, including without limitation, the Company's history of operating losses; the Company's inability to generate sufficient cash flow from its operations to meet its operating needs and its reliance on equity and debt financings to fund its operations; the decline in the prices for communications services; increasing competition in the telecommunications sector in Korea and other factors beyond the Company's control. Investors are directed to Hanaro Telecom's reports and documents filed from time to time with the U.S. Securities and Exchange Commission for additional factors that should be considered prior to investing in Hanaro Telecom's securities. Hanaro Telecom does not intend to update or otherwise revise the forward-looking statements in this release, whether as a result of new information, future events or otherwise. Because of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release might not occur in the way the Company expects, or at all. Investors should not place undue reliance on any of the forward-looking statements.